Exhibit 4.11

51-102F3

MATERIAL CHANGE REPORT [F]

Item 1 Name and Address of Company

Nicola Mining Inc. (the “Company”)

3329 Aberdeen Road

Lower Nicola, BC V0K 1Y0

Item 2 Date of Material Change

September 24, 2025

Item 3 News Release

The news release dated October 6, 2025 was issued by Stockwatch and Market News on October, 2025.

Item 4 Summary of Material Change

On October 6, 2025, the Company announced that it has engaged the services of Atrium Research Corporation ("Atrium"), a leading company sponsored research firm. Atrium will publish various research reports on the Company based on publicly available information, industry data, and discussions with management. Atrium will also host four recorded interviews with the Company’s management team to present the investment case in an interview format. In exchange for its research services, Atrium will receive cash compensation in the amount of $2,900 per month for the services listed above. The services will be provided for 24 months beginning on October 15th, 2025. This engagement is subject to TSX Venture Exchange (the “Exchange”) approval.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company engaged the services of Atrium, a leading company sponsored research firm. Atrium will publish various research reports on the Company based on publicly available information, industry data, and discussions with management. Atrium will also host four recorded interviews with the Company’s management team to present the investment case in an interview format. In exchange for its research services, Atrium will receive cash compensation in the amount of $2,900 per month for the services listed above. The services will be provided for 24 months beginning on October 15th, 2025. This engagement is subject to Exchange approval.

Atrium and the Company are arm's- length parties, and neither Atrium nor its insiders holds any shares or options to purchase shares in the issued and outstanding capital of the Company.

About Atrium Research

Atrium Research provides institutional quality company sponsored research on public equities in North America. Its investment philosophy takes a 3-5 year view on equities currently being overlooked by the market. Its research process emphasizes understanding the key performance metrics for each specific company, trustworthy management teams, and an in-depth valuation analysis. Atrium Research is wholly owned and operated by its Co-Founders, Ben Pirie and Nicholas Cortellucci.

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

Peter Espig, President and Chief Executive Officer, 778.385.1213

Item 9 Date of Report

October 9, 2025

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